Exhibit 99.1

NICE Engage Platform Now Validated for Government Implementation

FIPS validation clears the way for NICE’s highly scalable multi-channel recording and analytics solution in US government institutions

Ra’anana, Israel, June 2, 2015 – NICE Systems (NASDAQ: NICE) today announced that the NICE Engage Platform has been formally FIPS (Federal Information Processing Standard) validated, making the global multi-channel recording and analytics tool available to all branches of the US federal government.

With FIPS 140-2 validation, the NICE Engage Platform becomes part of a very select group of products that all American federal institutions bound by the FIPS standard can use. This recognition of NICE’s adherence to the strictest compliance standards opens the door for further expansion into the government sector.

Miki Migdal, President, NICE Enterprise Product Group:
“With this validation, we are bringing multi-channel recording to government institutions, helping them create perfect experiences while serving the public. This opens up a whole new market for the NICE Engage Platform, which will enable government agencies to enhance regulatory compliance and support real-time engagement in their contact center operations.”

As with previous releases of the NICE Engage Platform, multichannel recording (including voice, video, screen, chat, email and SMS), archiving and streaming are provided in a single solution that is:

•	Highly flexible and cost efficient
•	Scalable to support 5,000 channels per interaction recorder
•	A real-time platform for contact centers, IT teams and risk management departments
•	Significantly faster at resolving customer complaints than existing options
•	A compliance risk mitigator that protects both the customer and the organization

The platform also supports a vast number of applications and processes, allowing organizations to simultaneously and instantly analyze all incoming data. More agents are thus empowered to take action during the customer engagement, while stakeholders throughout the institution have access to Engage-based insights to make timely, better-informed decisions, and drive action that improves service processes.

The NICE Engage Platform was designed and developed in alignment with the most stringent security standards, such as PCI-DSS 3.0 and FIPS 140-2, which facilitated the recent successful FIPS validation in the United States. This compliance standard includes operations on a Microsoft environment configured to comply with the FIPS standards for encryption, hashing and signing.

NICE will demonstrate its multi-channel recording solutions at Interactions 2015, taking place this week in San Antonio, Texas. For more information on the conference, visit www.nice.com/interactions, or follow the event on Twitter @N_Interactions.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.